

Mail Stop 3561

July 25, 2008

Via U.S. Mail

George Naddaff
Chairman and Chief Executive Officer
UFood Restaurant Group, Inc.
255 Washington Street, Suite 100
Newton, MA 02458

> **Re: UFood Restaurant Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 27, 2008**
> **File No. 333-152006**

Dear Mr. Naddaff:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your disclosure throughout your filing to eliminate marketing language such as "great-tasting" and "better for you".

2. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

3. Please provide a currently dated consent from the independent registered public accounting firm in the amendment.

Summary, page 3

4. We note your statement that the summary highlights those aspects of the offering that you deem most significant. Please note that the summary should be a complete summary. Please revise accordingly.

Our Company, page 3

5. Please revise to state that it is your belief that there is a growing trend toward healthier living and eating. Similarly revise throughout.

6. Please also revise to state that it is your belief that you use high quality ingredients and healthy cooking techniques.

7. We note your disclosure that as Axxent Media Corporation your business was to obtain reproduction and distribution rights to foreign films within North America and also to obtain the foreign rights to North American films. Please clarify whether or not you are still pursuing this aspect of business.

8. We note your disclosure that you have entered into franchise and development agreements to open 46 UFood Grill outlets and that you have 75 franchise locations under development. To the extent you discuss future plans for your operations, the discussion should be balanced with time frames for implementing future plans and any obstacles involved before the planned operations can commence. Include in the discussion any costs to you and the availability of financing. Similarly revise under "Description of Business," at page 47.

The Offering, page 4

9. Please update the number of common stock outstanding to the most recent

practicable date.

Note Regarding Forward-Looking Statements, page 5

10. We note your reference to the Private Securities Litigation Reform Act of 1995. Please do not include references to the Act because it does not appear to apply to you because you are a penny stock issuer or advise us why you think it does apply to you. In the alternative, revise to state that the safe-harbor provisions do not apply to you. Refer to Section 27A of the Securities Act of 1933.

Risk Factors, page 5

11. Please remove the references in your first paragraph that you discuss only the most significant risk factors, and that additional risks may arise or prove more significant than expected. All material risks should be described. If risks are not deemed material, please do not reference them.

12. Some of your risk factor subheadings appear too general. Subheadings should reflect the risk you discuss in the text. Please revise as appropriate. Refer to Item 503(c) of Regulation S-K.

13. Please create a risk factor to discuss Manning Elliot's substantial doubt regarding your ability to continue as a going concern and your subsequent dismissal of Manning Elliot as your principal accountants or advise.

There Are Risks Inherent in Expansion . . . ., page 6

14. We note your disclosure that you cannot assure investors that your new restaurants will generate revenues or profit margins consistent with those restaurants currently operated by you and your franchisees. Please revise to provide quantitative information about the current profitability of your various restaurants, given the fact that you have incurred annual operating loses and generated negative cash flows since your inception.

There Is Intensive Competition . . . ., page 8

15. We note your statement that you believe that your products and services are sufficiently different from those of other restaurants and food-service establishments. Please briefly revise your disclosure to provide a description of how your products and services differ.

Our Business Is Affected By Changes . . . ., page 8

16. We note your disclosure relating to discretionary consumer spending, general economic conditions and the availability of discretionary income. Please revise your disclosure under this subheading and throughout your Risk Factor section to describe how the current economic climate, including volatility in food and energy prices, increased unemployment, home foreclosures and tightening credit conditions, is affecting your business. This will allow investors to assess the risk.

Selling Stockholders, page 17

17. Please provide a more complete description of the transactions by which the selling shareholders acquired the shares being registered for sale. In this regard, please indicate by footnote disclosure to the selling stockholder table or otherwise, how each selling shareholder received the shares that are being registered for sale.

18. We note that Jeffrey P. Ross is listed as a selling stockholder on page 23 and Jeffrey Ross is listed as a signatory to the registration statement. Please confirm that this is not the same individual or revise your table to clearly indicate the relationship, if any, Mr. Ross has had within the past three years with you or any of your affiliates.

19. We note your disclosure that 19 of the selling stockholders are affiliates of broker dealers. Please provide an analysis supporting the position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:
    - how long the selling stockholders have held the securities;
    - the circumstances under which the selling shareholders received the securities;
    - the selling shareholders' relationship to the issuer;
    - the amount of securities involved;
    - whether the sellers are in the business of underwriting securities, and
    - whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Use of Proceeds, page 28

20. It is unclear how you calculated the $13,034,068 of estimated proceeds from the selling shareholders if they were to exercise their warrants in full. According to the disclosure on page 17, the selling shareholders hold warrants exercisable into 10,376,191 shares of your common stock. The aforementioned amount of estimated proceeds equates to an average exercise price of $1.26 per share.

However, according to the table of page 66, the exercise prices for your warrants range from $1.00 to $1.25 per share. Please revise, as appropriate, to correct this apparent inconsistency.

21. Since certain warrants may be exercised by cashless exercise, your disclosure of the amount of estimated proceeds from the selling shareholders if they exercise their warrants in full should be a range. The low end of the range should assume the maximum amount of cashless exercises and the high end of the range should assume that all warrants are exercised by cash payment.

Dividends, page 29

22. We note your disclosure that a loan agreement with your senior lender prohibits you from paying cash dividends. Please revise your disclosure to briefly describe such restrictions and provide quantitative information about the loan agreement. Alternatively, you may cross reference to a specific discussion of such restrictions in the Management's Discussion and Analysis section of your filing.

Securities Authorized for Issuance Under Equity Compensation Plans, page 30

23. Please describe briefly, in narrative form, the material features of each compensation plan under which you authorized equity securities for issuance that was adopted without the approval of security holders. Refer to Item 201(d)(3) of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation, page 30

24. Revise significantly to discuss your future business plans in greater detail. Discuss each step you plan to take toward producing growth in both store operations and franchise operations, generating revenues and your anticipated timetable and funding sources. You should disclose specific cost estimates and financing plans.

Recent Developments, page 32

25. Please explain what you mean by the term "guerilla marketing" on page 33 and revise your disclosure to provide details about your "guerilla marketing" activities.

Three Months Ended March 30, 2008, Compared to Three Months Ended April 1, 2007, page 34

26. We note your disclosure of comparable store sales, which are based on sales for stores that have been in operation for the entire period of comparison. However, we also note that you have included extensive disclosures with respect to average weekly sales, which appears to be heavily impacted by the opening of new stores. As a result, you have disclosed that comparable store sales have decreased while average weekly sales have increased during the same periods. We believe you should present the information that is the most meaningful in providing investors with an understanding of your business. Accordingly, please include disclosures with respect to your actual revenues and comparable store sales, but remove the disclosures related to average weekly sales. Similarly revise your discussion of Fiscal Year Ended December 30, 2007, Compared to Fiscal Year Ended December 31, 2006, beginning on page 39.

Liquidity, Funding and Capital Resources, page 43

27. Liquidity generally should be discussed on both a long-term and short-term basis. Accordingly, the discussion of the sufficiency of your resources to satisfy ongoing cash requirements for the next twelve months should be expanded to discuss liquidity on a long-term basis. See Regulation S-K, Item 303(a), Instruction #5. For example, you state on page 51 that you plan to grow you store base through the building of company-owned stores. However, since you have not had positive operating cash flows for the past two fiscal years, it would appear that your strategy is to fund your growth principally through debt and equity financing. In this regard, in order to provide investors with a better understanding of your total capital and financing requirements, please consider revising your disclosure to provide the approximate amount of capital expenditures required to execute your current operating plan. Your disclosures should include, in a tabular format, the approximate amount of cash as well as debt or equity financing required for the following:

- to sustain your current operations;
- for the development of new stores;
- for the planned conversion of franchise-owned and company-operated stores operating under the KnowFat! Tradename to stores operating under the UFood Grill trade name;
- and for marketing and promotional services

Additionally, please indicate whether your growth strategy is dependent on the exercise of warrants or if additional funds will be required to successfully implement your operating plan. Finally, if you currently have no bank lines of credit or other identified sources of debt financing, please revise to include disclosures to that effect.

Restrictions on Payments by Subsidiaries, page 45

28. Please revise your disclosure to include a discussion of the nature and extent of the credit agreement restrictions on KFLG's right to declare or pay any distributions or dividend to UFood Restaurant Group and the impact such restrictions have had or are expected to have on the ability of UFood Restaurant Group to meet its cash obligations. Refer to Item 303 of Regulation S-K.

Contractual Obligations and Other Commitments, page 45

29. As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable, please disclose the methodology used to estimate the interest payment.

Description Of Business, page 47

30. We note your disclosure on page 9 regarding the recent volatility in certain commodity markets, and your businesses' dependence on deliveries of fresh meat and produce. Please revise you "Description of Business" section to include a discussion of the availability of raw materials, such as food supplies. Refer to Item 101(h)(4)(v) of Regulation S-K.

Industry Background, page 48

31. Please confirm, if true, that the materials from the National Restaurant Association were not prepared and paid for by you but are publicly available.

Growth Strategy, page 50

32. Please revise to remove references to Meineke, Casual Male and the George Foreman Grill throughout or advise.

Growth Strategy, page 51

33. You state on page 51 that you have already instituted a loyalty program that utilizes magnetically encoded discount loyalty cards with your repeat customers. In this regard, please provide us with more details regarding your discount program and accounting policy for such program.

Competition, page 52

34. We note your disclosure on page 9 that your stores are concentrated in a small geographic region in the greater Boston area. Please revise your disclosure under the heading "Competition" to include a discussion of the competitive conditions in the greater Boston area, including your competitive position, if known. Refer to Item 101(h)(4)(iv) of Regulation S-K.

35. Please revise to provide a basis for your statement that there are no national chains of health-oriented quick-service restaurants that cover the entire United States or a number of states or delete this statement.

Legal Proceedings, page 54

36. We note your disclosure in Note 14 to the Consolidated Financial Statements that you intend to assert claims against a general contractor for the amounts claimed by certain subcontractors. Please advise or include this information under the subheading "Subcontractors' Claims" so that it is clear to investors that that you remain subject to the claims of the subcontractors unless and until you prevail against the general contractor.

Certain Relationships and Related Transactions, page 62

37. Please disclose the approximate dollar value of the amount involved in the transaction between George Naddaff and KnowFat, and the approximate dollar value of the amount of Mr. Naddaff's interest in the transaction. Please provide the same information regarding the transaction between the company and Brent Hahn.

38. Please disclose the basis on which you consider Spencer Trask Ventures, Inc., and its related parties, to be a related person to the company. Refer to Item 404(d) of Regulation S-K.

Description of Warrants, page 66

39. In order to facilitate an understanding of the potential proceeds to be received if these warrants are exercised, please revise the table on page 66 to add columns showing the number of warrants currently exercisable and the number of warrants that may be exercised by cashless exercise. Please ensure that your revised table clearly indicates the additional columns show numbers of warrants that are included within the total number of warrants currently displayed in the first column. Further, we suggest the revised table summarize the number of warrants (not shares) and that you add disclosure indicating, if true, that each warrant is

exercisable into one share of your common stock.

Consolidated Financial Statements for the Unaudited Fiscal Quarter Ended March 30, 2008

Note 6- Commitments and Contingencies, page F-11

40. You state that you settled the matter associated with a former franchisee in April 2008. In this regard, please tell us and revise your filing to disclose how this matter was resolved and how any amount you paid in connection with this settlement will be reflected in your financial statements.

Note 8 – Earnings per share, page F-12

41. The caption to Note 8 should be revised to indicate that you reported a loss per share. Similarly revise the caption to Note 17 of your audited financial statements.

42. You state that diluted earnings (loss) per share are not presented. However, diluted loss per share amounts are presented on the face of your consolidated statements of operations. Please revise Note 8 to indicate that diluted loss per share for the periods presented is the same as your basic loss per share because the effect of all of your potentially dilutive securities is anti-dilutive. Similarly revise Note 17 of your audited financial statements.

43. It is unclear how you calculated the amounts of potentially diluted securities disclosed in Note 8. These amounts should reflect all of your potentially dilutive securities since you reported net losses during the periods presented. Similarly revise Note 17 of your audited financial statements. See paragraph 40(c) of SFAS 128.

Note 10 – Subsequent Events, page F-13

44. We note your disclosure of the sale of 1,991,000 Units on March 31, 2008. However, based on the amounts of outstanding securities shown on page 65, it appears you have issued additional securities since that sale. Accordingly, please update Note 10 to disclose all subsequent events involving any of your securities. In this regard, consider adding a table summarizing all of your issuances of common stock, options and warrants subsequent to March 30, 2008.

Consolidated Financial Statements for the Fiscal Year Ended December 31, 2007

Note 4- Acquisitions, page F-25

45. Please revise filing to include substantive disclosures related to the underlying
    business reasons for the Downtown Crossing acquisition. Additionally, given that
    your current plan calls for only approximately 10% of your stores to be company-
    owned (as stated on page 51), please explain why you acquired the business assets
    of this franchisee when you view yourselves primarily as a franchisor (as stated
    on page 31). Furthermore, your disclosures should be revised to include a
    description of the factors that contributed to a purchase price that resulted in the
    recognition of goodwill. For guidance, refer to paragraph 51(b) of SFAS 141.
    Provide similar disclosures with respect to your acquisition of Landmark Center.

46. Please provide us with the underlying business reasons for the structure behind
    the purchase price (i.e. the reasons for providing a 5% royalty to the seller in the
    Landmark Center acquisition) and how you plan to account for the contingent
    payments of amounts ranging from 40% to 50% of the sale proceeds or $450,000,
    whichever is greater, in the event of a sale.

47. Please revise your filing to disclose the allocation if the purchase price Landmark
    Center acquisition in a table similar to that included for the Downtown Crossing
    acquisition on page F-25. Additionally, your disclosures should also disclose the
    reporting unit to which goodwill was allocated at the time of purchase as required
    paragraph 52(c) of SFAS 141 and Illustration I in Appendix C to SFAS 141.

48. Please revise your filing to include the pro forma disclosures with respect to the
    acquisitions described in Note 4. See paragraphs 54 and 55 of SFAS 141.

Note 5 – Disposal of Assets, page F-26

49. With respect to the closure of one restaurant and the sale of another restaurant
    during 2007, please tell us why the dispositions of these two stores were not
    accounted for as discontinued operations. For guidance, refer to SFAS 144 and
    Example 13 in Appendix A to SFAS 144.

50. According to the disclosure in Note 4, you paid over $1.1 million for the
    Downtown Crossing location. Less than one year later, you sold your restaurant
    in Shrewsbury, Massachusetts and received less than $200,000 in sales proceeds.
    In this regard, please tell us the underlying reasons for the significant difference in
    the price of these franchises.

Note 6- Goodwill, page F-26

51. Please revise your filing with respect to changes in the carrying amount of goodwill to comply with paragraph 45 of SFAS 142. For guidance, refer to Illustration I in Appendix C to SFAS 142.

Note 7- Investor Notes, page F-26

52. Based on your disclosures and financial statements, it is not clear how you accounted for the issuance of warrants to the Placement Agent associated with the issuance of Investor Notes. As such, please tell us and disclose your accounting methodology for this transaction.

Note 14- Commitments and Contingencies, page F-35

53. Please reconcile your disclosure in Note 14 to Consolidated Financial Statements that the company intends to vigorously defend any claims that may be brought by your former franchisee against the company and certain of its officers and directors for violation of the Minnesota Franchise Act with disclosure under "Recent Developments" on page 33 that the company settled this dispute. Revise throughout for consistency.

Part II, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1

54. Please advise or reconcile your disclosure on page 44 that in the fiscal year 2006 you received proceeds of $3,069,466 from the sale of 719,440 shares of series C preferred stock with your disclosure on page II-1 that in 2006 KnowFat sold units consisting of 472,226 shares of series C convertible preferred stock and warrants to purchase 92,688 shares of KnowFat common stock for an aggregate price of $3,069,466.

55. Revise your disclosure throughout this section to provide disclosure regarding the nature and aggregate amount of consideration you received in return for issuing shares of your common stock for non-cash consideration. Refer to Item 701(c) of Regulation S-K.

Item 16. Exhibits, page II-4

56. Please file the Joint Venture Agreement dated January 26, 2004 between Messer. Naddaff and Spitz and Low Fat No Fat Gourmet Café, Inc. as an exhibit or explain to us why you believe it is not required.

Item 17. Undertakings, page II-8

57. Please revise to provide undertaking in Item 512(h) or explain to us why you believe it is not required.

Signatures

58. Please have your principal accounting officer sign the registration statement.

59. Please revise to have Mr. Charles A. Cocotas sign the registration statement or advise.

Other

60. We note that the article by Restaurant Hospitality entitled "A Big Punch for Menu Labeling" available on your website contains statements encouraging investors to purchase shares of UFood Restaurant Group. Please remove any information from your website that could be considered an offer to sell or a solicitation of an offer to buy your securities or advise.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3210 with any other questions.

Regards,

Susan C. Block
Attorney-Advisor

cc: Adam S. Gottbetter
       Gottbetter & Partners, LLP
       Fax: (212) 400-6901